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04002654

SECUR ... MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51671

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Cohen & Steers Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Gomez — 212-446-9161
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

TABLE OF CONTENTS

This report contains (check all applicable boxes):**

(x)		Independent Auditors' Report
(x)	(a)	Facing Page.
(x)	(b)	Statements of Financial Condition.
( )	(c)	Statements of Operations.
( )	(d)	Statements of Changes in Members' Equity.
( )	(e)	Statement of Changes in Subordinated Borrowings.
( )	(f)	Statements of Cash Flows.
(x)	(g)	Notes to Statement of Financial Condition.
( )	(h)	Statement of Liabilities Subordinated to Claims of General Creditors
( )	(i)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(j)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(k)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required)
( )	(l)	A Reconciliation, including appropriate explanation of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (not required).
( )	(m)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required).
(x)	(n)	An Oath of Affirmation.
( )	(o)	A copy of the SIPC Supplemental Report (not required).
(x)	(p)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

AFFIRMATION

I, Bradley G. Razook, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Cohen & Steers Capital Advisors, L.L.C. (the "Company") for the years ended December 31, 2003 and 2002 are true and correct. I further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/25/04 Date

Managing Director, President

Title

Notary Public

MARCELLA VINEIS
Notary Public, State of New York
No. 31-01V5073040
Qualified in New York County
Commission Expires February 10, 2007

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Member of
Cohen & Steers Capital Advisors, L.L.C.

We have audited the Statement of Financial Condition of Cohen & Steers Capital Advisors, L.L.C. (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Statement of Financial Condition based on our audit. The Statement of Financial Condition of the Company as of December 31, 2002 was audited by other auditors whose report, dated January 24, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Cohen & Steers Capital Advisors, L.L.C. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America

Deloitte & Touche LLP

February 23, 2004

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
CASH AND CASH EQUIVALENTS	$3,608,925	$3,228,119
ACCOUNTS RECEIVABLE	834,667	62,030
DEFERRED INCOME TAX ASSET, STATE AND LOCAL		27,000
OTHER ASSETS	40,383	51,004
PROPERTY AND EQUIPMENT—Net	17,785	30,999
TOTAL	$4,501,760	$3,399,152
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accrued bonuses payable	$ 425,107	$ 257,609
Accrued expenses payable	169,849	157,179
Due to parent	100,643	58,409
Income taxes payable, parent	99,672	439,900
Deferred income tax liability—state and local	19,300	
Total liabilities	814,571	913,097
MEMBER'S EQUITY	3,687,189	2,486,055
TOTAL	$4,501,760	$3,399,152

See notes to Statement of Financial Condition.

COHEN & STEERS CAPITAL ADVISORS, L.L.C.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Capital Advisors, L.L.C. (the "Company") is a Delaware limited liability company which commenced operations on March 4, 1999 and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"). The Company is a broker-dealer and a registered investment adviser under the Investment Advisers Act of 1940 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company provides advisory services in connection with mergers and acquisitions, leveraged buyouts and recapitalizations, and the placement of securities as agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—Certain financial statement items of the Company for the year ended December 31, 2002 have been reclassified to conform to the 2003 financial statement presentation.

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less. Cash equivalents are carried at amortized cost, which approximates fair value.

Property and Equipment—Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Lives	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	5 years	Straight-line
Computer software	3 years	Straight-line

Use of Estimates—The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

Guarantees—In November 2002, the Financial Accounting Standards Board ("FASB") issued *Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN No. 45"). FIN No. 45 provides clarification that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that the specified triggering events or conditions occur. The initial recognition and measurement provisions of FIN No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of annual periods ended after December 15, 2002. The Company has reviewed the terms of its existing contracts and has determined that FIN No. 45 has no impact on the financial position of the Company.

3. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 consist of the following:

	2003	2002
Office and other equipment	$ 65,242	$ 65,242
Computer software	28,605	28,605
	93,847	93,847
Less accumulated depreciation and amortization	76,062	62,848
	$ 17,785	$ 30,999

5. SUBORDINATED NOTES PAYABLE

During the year ended December 31, 2002, the Company repaid its subordinated debt. This prepayment was approved by the NASD.

6. INCOME TAXES

The Company is included in the consolidated federal, state and local income tax returns filed by its Parent. The Company and the Parent, with the consent of the Parent's stockholders, have elected to be taxed under applicable provisions of Subchapter S of the Internal Revenue Code. The Company, as a single member LLC, is deemed a non-entity for income tax purposes. All items of income, expense, gains and loss are included in the Parent's income tax returns. Under those provisions, the Company and the Parent do not pay federal corporate income taxes on their taxable income. Instead, the stockholders of the Parent are individually liable for such taxes. The Company's state and local income taxes are calculated as if the Company filed on a separate return basis, using the Parent's effective tax rates. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. The provisions for state and local taxes provided are based on income for financial accounting purposes.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Deferred tax (liabilities) assets at December 31, 2003 and 2002 are comprised of the following component:

	2003	2002
Deferred tax (liability) asset— cash/accrual difference	$ (19,300)	$ 27,000

7. COMMITMENTS AND CONTINGENCIES

The Company rents office space from the Parent. The Parent is obligated under a noncancelable lease for all office space. The lease has an expiration date of December 31, 2007. The lease provides for rent escalations based upon increases in real estate taxes and certain other costs incurred by the lessor. In accordance with the terms of an agreement, the Company pays rent and rent escalations to its Parent based on a percentage of space used by the Company to total space available. In addition, in accordance with the terms of the agreement, the Company is obligated to pay the Parent for its allocable share of tenant improvement costs, leasing fees and fixed asset costs. Tenant improvement and leasing fee costs are charged to the Company as rent, over the remaining life of the Parent's office lease. Fixed asset costs are also charged to the Company as rent, over the estimated useful life of each individual asset.

Aggregate future minimum lease payments at December 31, 2003 are approximately as follows:

Year ending December 31,	
2004	$ 356,000
2005	347,000
2006	342,000
2007	322,000
	$ 1,367,000

8. PHANTOM EQUITY BONUS PLAN

The Company maintains a Phantom Equity Bonus Plan (the "PEB Plan") to attract and retain key employees. In accordance with the terms of the PEB Plan, the principals, as defined therein, are entitled to receive 50% of the excess, if any, of net income before compensation payable under the PEB Plan and income taxes, subject to certain restrictions on the distribution of such compensation. The Company may defer payment of any award under the PEB Plan for any fiscal year if the payment of such award would cause the Company either (i) not to qualify to meet its net capital requirements pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, as amended, or (ii) to have a cash and cash equivalent balance of less then $1,000,000

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $2,724,000, which was approximately $2,671,000 in excess of its minimum requirement of approximately $53,000.

10. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

11. SUBSEQUENT EVENT

In January 2004, the Company notified NASD of its intention to declare and pay cash dividends to Parent in the amount of $1,400,000 which was ultimately paid on January 14, 2004.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Cohen and Steers Capital Advisors, L.L.C.
757 Third Avenue
New York, NY 10017

Dear Sirs:

In planning and performing our audit of the financial statements of Cohen and Steers Capital Advisors, L.L.C. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and, recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP